Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Purjeena, Inc.
6 Mount Holly Dr.
Rye, NY 10580
mechanismwellness.com

Up to $1,069,998.04 in Common Stock at $0.67
Minimum Target Amount: $9,999.75

Company:

Company: Purjeena, Inc.
Address: 6 Mount Holly Dr. , Rye, NY 10580
State of Incorporation: DE
Date Incorporated: October 17, 2018

Terms:

Equity

Offering Minimum: $9,999.75 | 14,925 shares of Common Stock
Offering Maximum: $1,069,998.04 | 1,597,012 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.67
Minimum Investment Amount (per investor): $249.91

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks *

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

Lifetime discount of 5% on all products and services.

$1,000+ | Tier 2

Lifetime discount of 7% on all products and services.

$2,500+ | Tier 3

Lifetime discount of 10% on all products and services + 3% bonus shares.

$5,000+ | Tier 4

Lifetime discount of 12% on all products and services + 5% bonus shares + a conference call with the founders.

$10,000+ | Tier 5

Lifetime discount of 15% on all products and services + 10% bonus shares + dinner with the founders (location Founder's home base).

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mechanism Wellness will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

The Company and its Business

Company Overview

PurJeena, Inc. d/b/a/ Mechanism Wellness (the "Company") is a corporation organized under the laws of the state of Delaware that provides a personalized digital wellness program for adults seeking healthy living and eating, alternative medicines, and dietary supplements. The Company's business model consists of offering our Wellness Program and supplement products to companies for their employees and family members. A company can offer our program as a voluntary benefit (at no cost to the company) or as a subsidized benefit.

The Company is tapping into the wellness category, which has become a top priority for consumers, resulting in a $260 billion industry expected to grow to over $600 billion by 2026.

The Company's founders, partners, and medical advisors have built a personalized holistic digital wellness platform with multiple revenue channels and revenue streams. Additionally, the Company has its own branded practitioner-grade Non-GMO, Allergen-Free line of quality tested supplement products and within the first two months of launch, companies like PepsiCo, Censia, Indecomm, MetricStream, FactorLaw, and Lifebalance have signed up to take advantage of our products and services.

PurJeena, Inc. d/b/a/ Mechanism Wellness was initially organized as PURJEENA, LLC, a New York limited liability company on October 17, 2018, and merged with a Delaware Corporation on March 4th, 2020. Mechanism Wellness began generating revenue in May 2021.

Competitors and Industry

The wellness industry is currently estimated at $260B and is to over $600B by 2026.*

The Company has several major competitors in the corporate wellness space, including:

ComPsych Corporation

LifeWorks, Inc.

UnitedHealth Group (Optum)

Cleveland Clinic

CVS Health Corporation

Alphabet Inc. (Fitbit)

Limeade

TotalWellness

WellWorks For You

Corporate Fitness Works

We believe Mechanism Wellness is one of the first of its kind, a Corporate/Individual Personalized Wellness program that is rooted in Functional Medicine that is a three-pronged approach to supporting the root imbalance in your body: Diet, Supplements, and Lifestyle.

https://www.prnewswire.com/news-releases/corporate-wellness-solutions-market-worth-94-6-billion-by-2026--exclusive-report-by-marketsandmarkets-301316218.html

Current Stage and Roadmap

Current Stage

The Company's services are currently on the market and generating sales. We have received an enthusiastic response from companies like PepsiCo, Censia, Indecomm, MetricSteam, LifeBalance and Factor Law, all of whom have signed up to offer our products and services to their employees and family members.

Future Roadmap

The Company's efforts for the next few years will be focused on bringing functional medicine-based Wellness Programs to all people via Corporate and Direct to consumer efforts at a price point that is affordable.

The Team

Officers and Directors

Name: Shakti Jauhar

Shakti Jauhar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, Director
  Dates of Service: March 04, 2021 - Present
  Responsibilities: Lead Mechanism Wellness. Shakti does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** PepsiCo
  Title: Senior Vice President - Global HR Transformation, Operations and Shared Services
  Dates of Service: August 15, 2009 - March 01, 2019
  Responsibilities: Lead Global HR Digital Transformation for PepsiCo for 300,000 employees across 83 countries.

Other business experience in the past three years:

- **Employer:** World Education Services
  Title: Independent Board Director and Compensation Committee Chair and Technology Committee
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Part-Time

Other business experience in the past three years:

- **Employer:** Censia
  Title: Advisory Board Member
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Advisory Board Member

Name: Mona Jauhar

Mona Jauhar's current primary role is with NutriAssets. Mona Jauhar currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Director
  Dates of Service: March 11, 2020 - Present
  Responsibilities: Assist in corporate decisions. Mona does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** NutriAssets
  Title: President & Founder
  Dates of Service: March 01, 2010 - Present
  Responsibilities: Private practice to help patients identify underlying triggers such as nutritional and biochemical imbalances.

Other business experience in the past three years:

- **Employer:** Famhealth Pvt. Ltd
  Title: TV Show Host - Food as Medicine
  Dates of Service: January 01, 2017 - Present
  Responsibilities: A TV show to encourage health and wellness in the community through nutrition and natural food education.

Other business experience in the past three years:

- **Employer:** Face2Face Health
  Title: Board Member
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Board Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company can meet its internal projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product,

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Wellness/Healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering equity in the amount of up to $2MM in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may or may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not develop competing products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PurJeena Inc was formed on March 4, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Purjeena Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or onAmamzon could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shakti Jauhar	11,250,000	Common Stock	50.0
Mona Jauhar	11,250,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,597,012 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 22,500,000 outstanding.

Voting Rights

One Vote per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $385,000.00
Maturity Date: March 12, 2024
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing, Liquidity, Dissolution, Liquidatio

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $112.50
  Number of Securities Sold: 11,250,000
  Use of proceeds: Founder Issuance
  Date: March 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $112.50
  Number of Securities Sold: 11,250,000
  Use of proceeds: Founder Issuance
  Date: March 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $385,000.00
  Use of proceeds: Working Capital
  Date: March 12, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was under product development in 2020 and was launched in May 2021. The expenses were primarily related to resources, product development, hosting services, R&D, Legal, and product inventory.

Since our launch, we have signed up a number of companies like PepsiCo, LifeBalance, Factor Law, etc., and recently launched to these companies.

Our revenue, although small due to the recent launch, is growing month over month since our launch in May 2021. The individuals who have signed up for our Wellness Program have stayed with us.

Historical results and cash flows:

The Company is currently in the initial production stage and has begun generating revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future considering we recently launched the company in May 2021. Our goal is to continue to exponentially increase our revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2020, the Company has capital resources available in the form of $266,013.26 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's operations. These funds are required to support the growth of the company, client acquisition and increase our revenues.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $10,000 for expenses related to Technology, Hosting, Inventory, and Resources.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months This is based on a current/future monthly burn rate of $100,000 for expenses related to Client Acquisition, Resources, Technology, R&D, Marketing, Inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has not contemplated additional future sources of capital at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,075,000.00

Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

PurJeena Inc. d/b/a Mechanism Wellness has set a pre-money valuation of approximately $15 million.

Mechanism Wellness raised a pre-seed round of funding through the sale of $385,000 in Simple Agreements for Future Equity ("SAFEs") with a valuation cap of $5 million when the Company was essentially an idea on paper. Since then, the Company has (i) developed its technology platform, (ii) developed and launched its product and services, (iii) developed and tested its wellness program, and (iv) developed and manufactured a line of 15 supplements.

We believe the Company has also had a huge success in acquiring its clients in a very short period of time and is in the process of implementing its program with them. The Company's client list includes:

- PepsiCo (with over 200,000 potential users)

- Lifebalance (with over 2 million members)

- Censia Inc

- Indecomm

- Factor Law

- MetricStream

The Company has also partnered with:

- ABC (American Benefits Consulting) - they manage benefits for over 120 fortune 500 companies

- Turnpaugh Health and Wellness center - for supplement products

We are in conversations with more companies and expect to continue to gain momentum on the client acquisition front.

Given our client traction and the work the Company has done on product development, manufacturing, and supply chain set-up, we believe a $15 million pre-money valuation is reasonable.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $385,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,998.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Sales process for B2B and Marketing associated with it, the B2C social media and sales marketing and finally ongoing engagement with clients who have been onboarded.

- *Company Employment*
  15.0%
  We plan to hire two Sales, one Ops and one Tech resources.

- *Solution Enhancement*
  20.0%
  Technology enhancements, new functionality add ons and Machine Learning

- *Inventory*
  20.0%
  Our program includes supplement products and we hold product inventory for 3 months due to the supply chain timelines for us to replenish the inventory.

- *Operations*
  6.5%
  This will support current client technology, logistics, administrative work.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mechanismwellness.com (https://www.mechanismwellness.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mechanism-wellness

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Purjeena, Inc.

[See attached]



PurJeena, Inc. d/b/a/ Mechanism Wellness (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PurJeena, Inc. d/b/a Mechanism Wellness

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 21, 2021
Vincenzo Mongio

PurJeena Inc. d/b/a Mechanism Wellness
Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	266,013
Prepaid Inventory in Transit	100,000
Total Current Assets	366,013
Total Non-Current Assets	-
TOTAL ASSETS	366,013
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,500
Credit Cards Payable	8,255
Accrued Expenses	15,570
Total Current Liabilities	27,325
Long-term Liabilities	
Future Equity Oblgations - SAFE Notes	553,441
Total Long-Term Liabilities	553,441
TOTAL LIABILITIES	580,766
EQUITY	
Common Stock	225
Accumulated Deficit	(214,978)
Total Equity	(214,753)
TOTAL LIABILITIES AND EQUITY	366,013

PurJeena Inc. d/b/a Mechanism Wellness

Statement of Operations

	Year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Professional Fees	172,197
Marketing and Advertising	23,597
General and Administrative	19,184
Total Operating Expenses	214,978
Operating Income (loss)	(214,978)
Net Income (loss)	(214,978)

PurJeena Inc. d/b/a Mechanism Wellness
Statement of Cash Flows

	Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	(214,978)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Expenses	15,570
Accounts Payable	3,500
Credit Cards Payable	8,255
Inventory	(100,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(72,675)
Net Cash provided by (used in) Operating Activities	(287,653)
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock	225
Issuance of SAFE Notes	553,441
Net Cash provided by (used in) Financing Activities	553,666
Cash at the beginning of period	-
Net Cash increase (decrease) for period	266,013
Cash at end of period	266,013

PurJeena Inc. d/b/a Mechanism Wellness

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2019	-	-	-	-	-
Issuance of Common Stock	22,500,000	225	-	-	225
Net Income (Loss)	-		-	(214,978)	(214,978)
Ending Balance 12/31/2020	22,500,000	225	-	(214,978)	(214,753)

PurJeena, Inc. d/b/a Mechanism Wellness
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Purjeena, Inc ("the Company") was incorporated in Delaware on March 4, 2020. The Company plans to realize revenue offering corporate and individual wellness programs and supplement products rooted in functional medicine. The Company is headquartered in Rye, New York. The Company's customers will be located initially in the United States and then expanding to Canada, Europe, Asia and Latin America (although not necessarily in that order).

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following table summarizes information with respect to outstanding options to purchase stock of the Company, none of which had vested as of 12/31/2020.

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	-
Granted	600,000	$0.039
Exercised	-	-
Expired/Cancelled	-	-
Total options outstanding, December 31, 2020	600,000	$0.039

Nonvested Options	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	-
Granted	600,000	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2020	600,000	-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxable for federal income tax purposes as a corporation and is currently subject to state income taxes in New York. A deferred tax asset as a result of net operating losses (NOL) has not been recorded on its balance sheet due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

There are no related party transactions requiring disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

There is no pending or, to our knowledge, threatening litigation against the Company or any of its officers. To our knowledge, the Company is currently in compliance with all applicable laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFEs): During the periods ending December 31, 2020, the Company entered in to 7 SAFEs with third parties for $553,441. The SAFEs have a valuation cap of $5,000,000, bear no interest, and have no fixed maturities, although at the end of each three-year term during the SAFE, the SAFE holder can either elect to extend the term for an additional three years or convert the SAFE into common stock at the valuation cap. The SAFEs provide the right of the holder to be issued equity in the Company in connection with a qualified financing or a change of control of the Company at a 20% discount to the price paid by investors in a qualified financing or change of control.

NOTE 6 – EQUITY

The Company has authorized 40,000,000 of common shares with a par value of $0.00001 per share. 22,500,000 shares were issued and outstanding as of December 31, 2020, and 7,500,000 were reserved for issuance pursuant to the exercise of options granted under the Company's 2020 Stock Incentive Plan. As of December 31, 2020, the Company had granted options on 600,000 shares of common stock.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2021, the date these financial statements were available to be issued.

The Company increased the pool their pool of shares authorized from 30,000,000 to 40,000,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses since inception in March 2020 and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MONA:

Nearly half of the American population suffer from at least one chronic illness, and these ailments drive about 85% of US healthcare costs. Processed Food, Toxic Environment and Pharma side effects are driving sickness and people are trapped managing symptoms. Many want to take preventative ownership of their health but in the noisy, DIY wellness space, it's unclear where to turn. While 77% of American adults take supplements, 80% of them are doing so without professional advice.

Mechanism Wellness is here to help.

We are a personalized digital wellness program based on Functional Medicine, a systems biology-based approach that focuses on identifying and addressing the root imbalance of your core physiology using diet, supplements, and lifestyle guidance to address symptoms.

DR. TURNPAUGH:

Our online proprietary assessment was designed by doctors, nutritionists and Functional Medicine practitioners and provides a Personalized Wellness Plan that includes a food plan, recommended supplements, lifestyle guidance and access to functional medicine trained wellness coaches.

We have our own brand of practitioner-grade supplements - they are a Non-GMO, Allergen-Free line of quality-tested, efficacy-based supplement products, and were formulated by doctors, scientists, and Functional Medicine practitioners.

SHAKTI:

Global Wellness is a $200 billion market and is expected to grow to $500 Billion dollars in the next five years. Through our go-to-market strategy focusing on direct-to-consumer sales and corporate wellness programs, Mechanism Wellness has crafted multiple revenue sources within this booming industry.

MONA:

With my background as a clinical dietician and Shakti's Corporate Healthcare experience, we are well aware that there are numerous worksite wellness programs.

Mechanism Wellness is the first- personalized holistic wellness program that is based on functional medicine. From personal experience, I know that this comprehensive approach to health truly works.

SHAKTI:

I've managed employee healthcare benefits for a Fortune 500 company and deeply understand the need for a holistic wellness program.

We offer our Wellness program and supplements to companies for their employees and family members. And in the first three months since our launch, we have already deployed our program with nine progressive companies including PepsiCo, Censia, MetricStream, Factor Law, and this is just the beginning. Our wellness program and supplements are also available to individual users directly from our website.

MONA:

Functional medicine changed our family's life, and the lives of many of my patients. We are passionate and feel responsible for making it available for all at an affordable price.

Invest today and join the Mechanism Wellness family in our passion to build a healthier future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.